Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 April 7, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1300
               Convertible & Income Portfolio of Funds, Series 21
                       File Nos. 333-202324 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1300, filed on February 26, 2015 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Convertible & Income Portfolio of Funds, Series 21 (the "trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. The "Security Selection" section states that the trust may invest in closed-end funds that invest in preferred securities. Please add disclosure about the risks of investing in preferred securities in the "Principal Risks" section.

     Response: The disclosure as been revised in response to your comment. Please note that in the final prospectus, we include risks based upon the actual portfolio. Therefore, we will only include the relevant disclosures pertaining to closed-end funds that invest significantly all of their assets in preferred securities if they are selected for the portfolio of this trust.

Investment Summary -- Principal Risks

     2. The duration example in the sixth bullet uses a duration of three years. Please confirm that the average weighted duration of the underlying securities is approximately three years or less. If not, please revise this example to reflect the average weighted duration of the underlying securities.

     Response: We confirm that the average weighted duration of the underlying securities is approximately three years or less and, therefore, the example does not need to be revised.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren